Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on September 27, 2019 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming extraordinary general meeting of the Company to be held on October 27, 2019 in Israel (the "Meeting").

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company's offices so that it is received by the Company no later than October 27, 2019, at 06:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than October 27, 2019, at 06:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: September 16, 2019

EXTRAORDINARY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:	CollPlant Biotechnologies Ltd. Fax Number: +972-73-232-5602 Email: eran@collplant.com Telephone Number: +972-73-232-5600 Extraordinary General Meeting to be held on October 27, 2019

FROM:
Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature/Medallion

CONTACT INFO:
Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES HELD AS OF SEPTEMBER 27, 2019:

NUMBER OF ORDINARY SHARES BEING VOTED:

DATE:	, 2019

CollPlant Biotechnologies Ltd.

Extraordinary General Meeting

October 27, 2019

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on September 27, 2019 at the Extraordinary General Meeting of the Company to be held in Israel on October 27, 2019 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY 06:00 A.M. ISRAEL TIME ON october 27, 2019 to be valID

EXTRAORDINARY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

1.

To approve certain funding agreements of the Company with Ami Sagi and with certain U.S. investors that include a private placement to Mr. Sagi that will result in, among other things, (i) an increase in Mr. Sagi's holdings to more than 25% of the voting rights in the Company, which will result in Mr. Sagi acquiring a controlling interest (as such term is defined in the Israeli Companies Law of 1999 (the "Companies Law")) in the Company, pursuant to Section 328(b) of the Companies Law, and (ii) resulting issuances under existing price protection undertakings.

	☐ FOR	☐ AGAINST		☐ ABSTAIN

1.a	Do you have a personal interest in the approval of Proposal 1 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 1)?

		☐ YES	☐ NO

2.	To approve an increase in the Company's authorized share capital to NIS 45,000,000 divided by 30,000,000 ordinary shares NIS 1.50 par value each, and to amend the Company's memorandum of association and articles of association accordingly.

	☐ FOR	☐ AGAINST		☐ ABSTAIN

End of resolutions